

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 25, 2018

<u>Via E-mail</u>
Harold W. Andrews, Jr.
Chief Financial Officer
Sabra Health Care REIT, Inc.
18500 Von Karman, Suite 550
Irvine, California 92612

   Re: Sabra Health Care REIT, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2017
     Filed February 21, 2018
     File No. 1-34950

Dear Mr. Andrews:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Isaac Esquivel

        Isaac Esquivel
        Accountant
        Office of Real Estate
        & Commodities